

August 9, 2012

<u>Via E-mail</u>
Randy Waldrup
Executive Vice President and
Interim Chief Financial Officer
Southwest Bancorp, Inc.
608 South Main Street
Stillwater, OK 74074

  Re: **Southwest Bancorp, Inc.**
     Form 10-K for the Fiscal Year Ended December 31, 2011
     Filed March 13, 2012
     Form 10Q for the Quarterly Period Ended March 31, 2012
     Filed May 4, 2012
     Form 10Q for the Quarterly Period Ended June 30, 2012
     Filed August 7, 2012
     File No. 001-34110

Dear Mr. Waldrup:

  We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to this comment, including the draft of your proposed disclosures, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2011</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Loans, page 16</u>

1. We note your sale of non-performing and potential problem loans with an aggregate carrying value, before transfer to assets held for sale, of $301.6 million and as a result

you recognized $88.6 million in net charge-offs and an increase in the provision of $74.9 million in the fourth quarter of 2011. Please tell us and revise future filings to discuss this transaction in greater detail. In your revised disclosure please explain the difference between what you sold these loans for in the fourth quarter of 2011 and their September 30, 2011 fair value and if they were sold at a discount to their fair value. Specifically, please disaggregate the various components comprising this bulk sale, including the carrying value at September 30, 2011, the specific allowance established at that time, and specific provisions determined during the fourth quarter of 2011, etc. Also please explain how you determined the specific loan loss provisions or other fair value marks taken as part of this disposition. While we note some disclosure in your Statement of Cash Flows, your current Management's Discussion and Analysis does not have the sufficient level of detail to allow a reader to fully comprehend and analyze management's actions in this regard.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or John P. Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding our comment on the financial statements and related matters.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant